Exhibit 99.1

Investor Relations Contact: Brian Tanner, Hawaiian Telcom (201) 706-8965 brian.tanner@hawaiiantel.com	Media Contact: Ann Nishida, Hawaiian Telcom (808) 546-1888 ann.nishida@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Second Quarter 2014 Results

Added a Record 2,800 Hawaiian Telcom TV Subscribers

Achieved Consumer Revenue Growth of 4.3 percent

Delivered Business Data Revenue Growth of 4.6 percent

HONOLULU (Monday, August 4, 2014) — Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its second quarter ended June 30.  The highlights are as follows:

•                  Revenue totaled $96.8 million, consistent with the same period a year ago, resulting in Adjusted EBITDA(1) of $29.0 million.

•                  Added over 2,800 Hawaiian Telcom TV subscribers during the second quarter, the highest quarterly net additions to date, ending the quarter with approximately 23,100 subscribers resulting in penetration of 16.3 percent of households enabled.

•                  On June 1, 2014, the Company launched a new advertising campaign for Hawaiian Telcom TV, including a new TV commercial featuring Miss Hawai‘i USA 2005.

•                  Consumer revenue increased 4.3 percent year-over-year to $36.3 million, driven by growth in video and high-speed Internet (HSI) revenue of $2.6 million and $0.7 million, respectively.

•                  Enabled 12,000 households in the quarter, increasing its total to 142,000 households enabled.

•                  Business data revenue increased 4.6 percent year-over-year to $6.7 million, driven by growth in switched Ethernet, IP-VPN and dedicated Internet access revenues.

•                  Generated net income of $2.2 million, or $0.20 per diluted share for the quarter, compared to $4.0 million, or $0.36 per diluted share in the same period a year ago.  The decrease was primarily due to one-time items recorded in the second quarter of 2013, consisting of a $6.5 million gain from the sale of property, partially offset by a $3.7 million loss on early extinguishment of debt.

“Our second quarter results closed the first half of 2014 on a strong note, highlighted by the highest number of Hawaiian Telcom TV subscriber additions since its launch a little over three years ago,” said Eric K. Yeaman, Hawaiian Telcom’s president and CEO.  “Hawai‘i’s best entertainment experience can now reach 142,000 households on O‘ahu and awareness for the service is steadily growing, giving us positive momentum and positioning us to further increase our video market share.”

“In the business channel, we remain confident in our portfolio of integrated communications services, which combined with the data center capabilities we added through the SystemMetrics Corporation (SystemMetrics) acquisition continues the expansion of our business offerings.  In our wholesale channel, we continue to invest capital in Fiber-to-the-Tower (FTTT) projects, enabling our participation in the growing demand for wireless broadband.  We now have 338 cell sites completed with 140 additional sites under contract to build, and we are currently pursuing over 48 additional sites.

“At Hawaiian Telcom, we are dedicated to bringing the most advanced communications and entertainment services to the people and businesses of Hawai‘i.  The investment in our next-generation fiber network provides the foundation that allows us to deliver this steady stream of innovative products and platforms and capitalize on the key opportunities that exist in our marketplace.  I remain confident about the Company’s growth prospects and our ability to drive long-term value for our shareholders,” concluded Yeaman.

Second Quarter 2014 Results

Second quarter revenue was $96.8 million, compared to $97.0 million in the second quarter of 2013.  Revenue growth in the quarter, driven by video, HSI, and $2.1 million of net incremental data center services revenue from SystemMetrics, was offset by a $2.4 million decrease in equipment and managed services revenue, related to lower customer premise equipment sales, and a 5.5 percent decline in access lines.  Adjusted EBITDA was $29.0 million, a decrease of $0.9 million year-over-year, primarily due to higher advertising spending and increased direct cost of services related to video.

The Company generated net income of $2.2 million, or $0.20 per diluted share for the quarter, compared to $4.0 million, or $0.36 per diluted share in the same period a year ago.  The decrease was primarily due to a one-time $6.5 million gain from the sale of property recorded in the second quarter of 2013, partially offset by a one-time $3.7 million loss on early extinguishment of debt.

Consumer Revenue

Second quarter consumer revenue totaled $36.3 million, up 4.3 percent year-over-year primarily driven by revenue growth from the Company’s Hawaiian Telcom TV and HSI services.  The increased reach of the Company’s next-generation fiber network is the catalyst that is driving revenue growth in video and HSI services, which is more than offsetting declines from legacy services.

Video service revenue grew to $5.5 million for the quarter, up from $2.9 million in the same period a year ago, driven by the addition of approximately 9,500 subscribers for a total of approximately 23,100 subscribers at the end of the second quarter.  Hawaiian Telcom TV average revenue per user was up approximately 11.4 percent year-over-year and 2.6 percent when compared to the first quarter 2014.  During the quarter, 12,000 additional households were enabled, increasing the total number of households enabled to 142,000 with over 50 percent of those households capable of connecting directly to the Company’s ultra-fast fiber-optic technology.  Hawaiian Telcom TV penetration of households enabled was approximately 16.3 percent at the end of the second quarter.

Consumer HSI revenue also was up from the same period a year ago, led by a 1.9 percent year-over-year increase in consumer HSI subscribers to approximately 91,400, which was primarily driven by HSI pull-through rates from new video subscribers, and standalone HSI subscriber additions.  As of June 30, 2014, approximately 54 percent of all video subscribers had triple-play bundles and approximately 91 percent had double- or triple-play bundles.  Revenue increases from video and HSI were partially offset by legacy revenue declines related to consumer access and long distance line losses of 8.4 percent and 7.7 percent, respectively.

Business Revenue

Second quarter business revenue totaled $42.1 million, down $0.5 million from the same period a year ago, primarily due to a $2.4 million year-over-year decrease in equipment and managed services revenue, mostly related to a $1.8 million sale of equipment to a large Hawai‘i-based private school in the second quarter of 2013.  Additionally, the year-over-year decline in legacy business access and long distance revenues contributed to the decline in business revenue.  These decreases were largely offset by $2.1 million of incremental net revenue added as a result of the SystemMetrics acquisition and a 4.6 percent year-over-year increase in business data revenue driven by higher demand for IP-based data services.

Wholesale Revenue

Second quarter wholesale revenue totaled $15.8 million, down $0.8 million from the same period a year ago.  Wholesale carrier data revenue declined $0.5 million year-over-year to $14.3 million, mainly due to certain wireless carriers disconnecting lower bandwidth legacy circuits, which were replaced with new, more efficient fiber-based, higher bandwidth Ethernet circuits.  Switched carrier access revenue declined $0.2 million year-over-year to $1.5 million, equally attributable to the overall decline in access lines and minutes of use and the impact of intercarrier compensation reform.

Operating Expenses, Capital Expenditures and Liquidity

Operating expenses, exclusive of depreciation and amortization, non-cash stock compensation, SystemMetrics earn-out and other one-time charges, increased 1.1 percent to $67.7 million, primarily due to increased direct cost of services related to video, incremental costs related to the SystemMetrics operations and higher advertising spending, partially offset by decreased cost of goods related to lower levels of equipment sales.

Capital expenditures totaled $51.3 million in the six months ended June 30, 2014, up from $45.0 million for the six-month period a year ago primarily due to the continued expansion of the next-generation fiber network, costs associated with consolidating and virtualizing internal data centers and the success-based spending to support the growth of Hawaiian Telcom TV fiber-to-the-premise (FTTP) subscribers during the quarter.  Overall, total capital expenditures for 2014 are expected to be approximately $90.0 million.

At the end of second quarter 2014, the Company had $35.6 million in cash and cash equivalents compared to $49.6 million at the end of 2013.  The reduction is primarily related to higher capital expenditures and temporary seasonal uses of working capital, which are expected to substantially reverse in the second half of 2014.  Net Debt(2) was $257.9 million, resulting in a Net Debt to Adjusted EBITDA ratio as of June 30, 2014 of 2.17x.

Conference Call

The Company will host a conference call to discuss its second quarter 2014 results at 8:00 a.m. (Hawai‘i Time), or 2:00 p.m. (Eastern Time) on Monday, August 4, 2014.

To access the call, participants should dial (866) 515-2912 (US/Canada), or (617) 399-5126 (International) ten minutes prior to the start of the call and enter passcode 35497437.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at www.hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available one hour after the conclusion of the call until 11:59 p.m. (Eastern Time) August 11, 2014.  Access the replay by dialing (888) 286-8010 and entering passcode 97352426.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 97352426.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of the Company’s website at www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to, Hawaiian Telcom’s ability to maintain, or expand its market position in communications services, including voice, video, Internet, data, wireless, and advanced communication and network services; general economic trends affecting the purchase or supply of communication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities and debt instruments; work stoppages caused by labor disputes;; and Hawaiian Telcom’s ability to develop and launch new products and services. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2013 Annual Report on Form 10-K. The information contained in this release is as of August 4, 2014. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom Holdco, Inc., headquartered in Honolulu, is Hawai‘i’s leading provider of integrated communications, data center and entertainment solutions for business and residential customers. With roots in Hawai‘i beginning in 1883, the Company offers a full range of services including voice, video, Internet, data solutions, managed services, data center services including colocation and virtual private cloud, and other cloud-based services, and wireless supported by the reach and reliability of its network and Hawai‘i’s only 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience.  For more information, visit www.hawaiiantel.com.

(1)  Adjusted EBITDA is EBITDA plus non-cash stock compensation, SystemMetrics earn-out and other non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization and gain on sale of property.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA and EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(2)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013

Operating revenues	$96,784	$96,997	$193,856	$192,961

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	41,288	39,960	82,236	80,244
Selling, general and administrative	28,720	28,516	57,986	56,895
Gain on sale of property	—	(6,546)	—	(6,546)
Depreciation and amortization	18,884	19,841	37,604	38,558
			—
Total operating expenses	88,892	81,771	177,826	169,151

Operating income	7,892	15,226	16,030	23,810

Other income (expense):
Interest expense	(4,109)	(5,083)	(8,298)	(10,623)
Loss on early extinguishment of debt	—	(3,660)	—	(3,660)
Interest income and other	5	6	13	21

Total other expense	(4,104)	(8,737)	(8,285)	(14,262)

Income before income tax provision	3,788	6,489	7,745	9,548

Income tax provision	1,549	2,538	3,141	3,750

Net income	$2,239	$3,951	$4,604	$5,798

Net income per common share -
Basic	$0.21	$0.38	$0.44	$0.56
Diluted	$0.20	$0.36	$0.41	$0.53

Weighted average shares used to compute net income per common share -
Basic	10,585,736	10,335,828	10,557,047	10,313,984
Diluted	11,263,618	11,094,681	11,300,608	11,008,101

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	June 30,	December 31,
	2014	2013

Assets

Current assets
Cash and cash equivalents	$35,599	$49,551
Receivables, net	32,064	34,521
Material and supplies	9,915	15,939
Prepaid expenses	6,039	3,724
Deferred income taxes	8,146	8,146
Other current assets	2,626	2,851
Total current assets	94,389	114,732
Property, plant and equipment, net	545,183	524,375
Intangible assets, net	38,775	40,225
Goodwill	12,104	12,104
Deferred income taxes	71,830	75,274
Other assets	10,303	11,305

Total assets	$772,584	$778,015

Liabilities and Stockholders’ Equity

Current liabilities
Current portion of long-term debt	$3,000	$3,000
Accounts payable	38,495	40,228
Accrued expenses	16,026	18,787
Advance billings and customer deposits	15,941	16,122
Other current liabilities	8,609	6,412
Total current liabilities	82,071	84,549
Long-term debt	290,547	291,679
Employee benefit obligations	74,073	80,321
Other liabilities	7,329	8,454
Total liabilities	454,020	465,003

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 10,586,041 and 10,495,856 shares issued and outstanding at June 30, 2014 and December 31, 2013, respectively	106	105
Additional paid-in capital	168,962	167,869
Accumulated other comprehensive loss	(4,862)	(4,716)
Retained earnings	154,358	149,754
Total stockholders’ equity	318,564	313,012

Total liabilities and stockholders’ equity	$772,584	$778,015

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Six Months Ended
	June 30,
	2014	2013

Cash flows from operating activities:
Net income	$4,604	$5,798
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	37,604	38,558
Loss on early extinguishment of debt	—	3,660
Gain on sale of property	—	(6,546)
Employee retirement benefits	(6,494)	(5,708)
Provision for uncollectibles	1,478	1,403
Stock based compensation	2,099	1,151
Deferred income taxes	3,544	3,985
Changes in operating assets and liabilities:
Receivables	979	(665)
Material and supplies	121	(450)
Prepaid expenses and other current assets	(2,090)	(1,816)
Accounts payable and accrued expenses	(3,896)	(9,558)
Advance billings and customer deposits	(181)	1,034
Other current liabilities	113	39
Other	758	241
Net cash provided by operating activities	38,639	31,126

Cash flows from investing activities:
Capital expenditures	(51,315)	(44,978)
Proceeds on sale of property	—	13,118
Net cash used in investing activities	(51,315)	(31,860)

Cash flows from financing activities:
Repayment of capital lease and installment financing	(856)	(284)
Repayment of debt including premium	(1,500)	(302,221)
Proceeds from installment financing	2,085	—
Proceeds from borrowing	—	298,500
Loan refinancing costs	—	(3,442)
Taxes paid related to net share settlement of equity awards	(1,005)	(392)
Net cash used in financing activities	(1,276)	(7,839)

Net change in cash and cash equivalents	(13,952)	(8,573)
Cash and cash equivalents, beginning of period	49,551	66,993

Cash and cash equivalents, end of period	$35,599	$58,420

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$7,433	$12,317

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel

(Unaudited, dollars in thousands)

For Three Months

	Three Months Ended
	June 30,		Change
	2014	2013	Amount	Percentage

Wireline Services
Local voice services	$33,077	$34,939	$(1,862)	-5.3%
Network access services
Business data	6,712	6,416	296	4.6%
Wholesale carrier data	14,280	14,809	(529)	-3.6%
Subscriber line access charge	9,030	9,408	(378)	-4.0%
Switched carrier access	1,488	1,736	(248)	-14.3%
	31,510	32,369	(859)	-2.7%
Long distance services	5,716	6,139	(423)	-6.9%
High-Speed Internet	10,753	9,880	873	8.8%
Video	5,474	2,864	2,610	91.1%
Equipment and managed services	4,723	7,117	(2,394)	-33.6%
Wireless	539	695	(156)	-22.4%
Other	2,669	2,994	(325)	-10.9%
	94,461	96,997	(2,536)	-2.6%
Data center colocation	2,323	—	2,323	NA
	$96,784	$96,997	$(213)	-0.2%

Channel
Business	$42,068	$42,565	$(497)	-1.2%
Consumer	36,349	34,849	1,500	4.3%
Wholesale	15,768	16,545	(777)	-4.7%
Other	2,599	3,038	(439)	-14.5%
	$96,784	$96,997	$(213)	-0.2%

For Six Months

	Six Months Ended
	June 30,		Change
	2014	2013	Amount	Percentage

Wireline Services
Local voice services	$66,852	$70,231	$(3,379)	-4.8%
Network access services
Business data	13,336	12,603	733	5.8%
Wholesale carrier data	28,666	30,273	(1,607)	-5.3%
Subscriber line access charge	18,199	19,065	(866)	-4.5%
Switched carrier access	3,040	3,502	(462)	-13.2%
	63,241	65,443	(2,202)	-3.4%
Long distance services	11,622	12,713	(1,091)	-8.6%
High-Speed Internet	21,297	19,496	1,801	9.2%
Video	10,228	5,067	5,161	101.9%
Equipment and managed services	9,212	12,496	(3,284)	-26.3%
Wireless	1,132	1,408	(276)	-19.6%
Other	5,544	6,107	(563)	-9.2%
	189,128	192,961	(3,833)	-2.0%
Data center colocation	4,728	—	4,728	NA
	$193,856	$192,961	$895	0.5%

Channel
Business	$84,579	$83,420	$1,159	1.4%
Consumer	72,171	69,496	2,675	3.8%
Wholesale	31,706	33,774	(2,068)	-6.1%
Other	5,400	6,271	(871)	-13.9%
	$193,856	$192,961	$895	0.5%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended			Six Months Ended		LTM Ended
	June 30,			June 30,		June 30,
	2014		2013	2014	2013	2014

Net income	$2,239		$3,951	$4,604	$5,798	$9,294
Income tax provision	1,549		2,538	3,141	3,750	8,173
Interest expense and other income and expense, net	4,104		8,737	8,285	14,262	16,524
Depreciation and amortization	18,884		19,841	37,604	38,558	76,347
Gain on sale of property	—		(6,546)	—	(6,546)	—
EBITDA	26,776		28,521	53,634	55,822	110,338
Non-cash stock compensation	1,025		728	2,099	1,151	3,684
SystemMetrics earn-out	272		—	544	—	544
Non-recurring costs	969		474	1,644	1,125	3,072
Severance costs	—		—	—	408	304
Wavecom integration costs	—		242	178	628	893

Adjusted EBITDA	$29,042		$29,965	$58,099	$59,134	$118,835

Hawaiian Telcom Holdco, Inc. Net Debt to LTM Adjusted EBITDA Ratio (Unaudited, dollars in thousands)

Long-term debt as of June 30, 2014	$293,547
Less cash on hand	(35,599)
Total Net Debt as of June 30, 2014	$257,948

LTM Adjusted EBITDA as of June 30, 2014	$118,835

Total Net Debt to Adjusted EBITDA	2.17	x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

	June 30,	June 30,	Change
	2014	2013	Number	Percentage

Voice access lines
Residential	177,953	194,365	(16,412)	-8.4%
Business	190,754	195,756	(5,002)	-2.6%
Public	4,028	4,291	(263)	-6.1%
	372,735	394,412	(21,677)	-5.5%

High-Speed Internet lines
Residential	91,405	89,737	1,668	1.9%
Business	19,465	18,986	479	2.5%
Wholesale	866	998	(132)	-13.2%
	111,736	109,721	2,015	1.8%

Long distance lines
Residential	112,231	121,591	(9,360)	-7.7%
Business	78,522	79,956	(1,434)	-1.8%
	190,753	201,547	(10,794)	-5.4%

Video services
Subscribers	23,101	13,618	9,483	69.6%
Homes Enabled	142,000	100,000	42,000	42.0%

	June 30,	March 31,	Change
	2014	2014	Number	Percentage

Voice access lines
Residential	177,953	182,375	(4,422)	-2.4%
Business	190,754	192,202	(1,448)	-0.8%
Public	4,028	4,073	(45)	-1.1%
	372,735	378,650	(5,915)	-1.6%

High-Speed Internet lines
Residential	91,405	91,429	(24)	0.0%
Business	19,465	19,404	61	0.3%
Wholesale	866	936	(70)	-7.5%
	111,736	111,769	(33)	0.0%

Long distance lines
Residential	112,231	115,019	(2,788)	-2.4%
Business	78,522	79,108	(586)	-0.7%
	190,753	194,127	(3,374)	-1.7%

Video services
Subscribers	23,101	20,279	2,822	13.9%
Homes Enabled	142,000	130,000	12,000	9.2%